UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

General Growth Properties, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
370023103
(CUSIP Number)
November 9, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	370023103

1	NAMES OF REPORTING PERSONS General Trust Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	South Dakota

	5	SOLE VOTING POWER

NUMBER OF		9,382,132

SHARES	6	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		57,281,394

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,382,132

WITH:	8	SHARED DISPOSITIVE POWER*

		57,281,394

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	66,663,526

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*Includes 2,862,221 shares of common stock, $0.01 par value per share (“Common Stock”), of General Growth Properties, Inc. (the “Issuer”) issuable upon conversion of 2,817,811 limited partnership units in GGP Limited Partnership.

CUSIP No.	370023103

1	NAMES OF REPORTING PERSONS M.B. Capital Partners III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	South Dakota

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		57,281,394

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER*

		57,281,394

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	57,281,394

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*Includes 2,862,221 shares of Common Stock of the Issuer issuable upon conversion of 2,817,811 limited partnership units in GGP Limited Partnership.

CUSIP No.	370023103

1	NAMES OF REPORTING PERSONS M.B. Capital Units L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		45,812,754

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER*

		45,812,754

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	45,812,754

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*Includes 2,862,221 shares of Common Stock of the Issuer issuable upon conversion of 2,817,811 limited partnership units in GGP Limited Partnership.

CUSIP No.	370023103

Item 1(a)	Name of Issuer:

General Growth Properties, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

110 North Wacker Drive, Chicago, Illinois 60606

Item 2(a)	Name of Person Filing:

This statement is filed by:

(i) General Trust Company

(ii) M.B. Capital Partners III

(iii) M.B. Capital Units L.L.C.
The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” The Reporting Persons’ agreement in writing to file this statement on behalf of each of them is attached as Exhibit A hereto.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

For each of the Reporting Persons:

300 North Dakota Avenue, Suite 202

Sioux Falls, South Dakota 57104

Item 2(c)	Citizenship:

For each of the Reporting Persons:

(i) General Trust Company is a South Dakota trust company.

(ii) M.B. Capital Partners III is a South Dakota general partnership.

(iii) M.B. Capital Units L.L.C. is a Delaware limited liability company.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2(e)	CUSIP Number:

370023103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

CUSIP No.	370023103

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
General Trust Company
(a)
Amount beneficially owned: As of November 18, 2010, General Trust Company may be deemed to beneficially own 66,663,526 shares of Common Stock of General Growth Properties, Inc. (the “Issuer”). Includes 2,862,221 shares of Common Stock of the Issuer issuable upon conversion of 2,817,811 limited partnership units in GGP Limited Partnership.

(b)
Percent of class: 6.9%. The percentage is based on 961,401,297 shares of Common Stock of the Issuer outstanding as of November 17, 2010 as reported by the Issuer in its Prospectus filed with the Securities and Exchange Commission on November 17, 2010.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 9,382,132.

(ii)	Shared power to vote or to direct the vote: 57,281,394*.

(iii)	Sole power to dispose or direct the disposition of: 9,382,132.

(iv)	Shared power to dispose or to direct the disposition of: 57,281,394*.

*	Includes 2,862,221 shares of Common Stock of the Issuer issuable upon conversion of 2,817,811 limited partnership units in GGP Limited Partnership.
M.B. Capital Partners III
(a)
Amount beneficially owned: As of November 18, 2010, M.B. Capital Partners III may be deemed to beneficially own 57,281,394 shares of Common Stock of the Issuer. Includes 2,862,221 shares of Common Stock of the Issuer issuable upon conversion of 2,817,811 limited partnership units in GGP Limited Partnership.

CUSIP No.	370023103
(b)
Percent of class: 5.9%. The percentage is based on 961,401,297 shares of Common Stock of the Issuer outstanding as of November 9, 2010 as reported by the Issuer in its Prospectus filed with the Securities and Exchange Commission on November 17, 2010.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 57,281,394*.

(iii)	Sole power to dispose or direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 57,281,394*.

*	Includes 2,862,221 shares of Common Stock of the Issuer issuable upon conversion of 2,817,811 limited partnership units in GGP Limited Partnership.
M.B. Capital Units L.L.C.
(a)
Amount beneficially owned: As of November 18, 2010, M.B. Capital Units L.L.C. may be deemed to beneficially own 45,812,754 shares of Common Stock of the Issuer. Includes 2,862,221 shares of Common Stock of the Issuer issuable upon conversion of 2,817,811 limited partnership units in GGP Limited Partnership

(b)
Percent of class: 4.8%. The percentage is based on 961,401,297 shares of Common Stock of the Issuer outstanding as of November 17, 2010 as reported by the Issuer in its Prospectus filed with the Securities and Exchange Commission on November 17, 2010.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 45,812,754*.

(iii)	Sole power to dispose or direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 45,812,754*.

*	Includes 2,862,221 shares of Common Stock of the Issuer issuable upon conversion of 2,817,811 limited partnership units in GGP Limited Partnership.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

CUSIP No.	370023103

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	370023103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 18, 2010

GENERAL TRUST COMPANY
By:	/s/ E. Michael Greaves
	Name:	E. Michael Greaves
	Title:	Vice President

M.B. CAPITAL PARTNERS III
By:	MBA Trust, a partner

By:	General Trust Company, not individually but
solely as Trustee

By:	/s/ E. Michael Greaves
	Name:	E. Michael Greaves
	Title:	Vice President

M.B. CAPITAL UNITS L.LC.
By:	M.B. Capital Partners III, as sole member

By:	MBA Trust, a partner

By:	General Trust Company, not
individually but solely as Trustee

By:	/s/ E. Michael Greaves
	Name:	E. Michael Greaves
	Title:	Vice President

EXHIBIT A
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of General Growth Properties, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.
In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 18th day of November, 2010.

GENERAL TRUST COMPANY
By:	/s/ E. Michael Greaves
	Name:	E. Michael Greaves
	Title:	Vice President

M.B. CAPITAL PARTNERS III
By:	MBA Trust, a partner

By:	General Trust Company, not individually but
solely as Trustee

By:	/s/ E. Michael Greaves
	Name:	E. Michael Greaves
	Title:	Vice President

M.B. CAPITAL UNITS L.LC.
By:	M.B. Capital Partners III, as sole member

By:	MBA Trust, a partner

By:	General Trust Company, not
individually but solely as Trustee

By:	/s/ E. Michael Greaves
	Name:	E. Michael Greaves
	Title:	Vice President